☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File No. 333-26091

For the period ended: January 28, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

Read attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information

Booth Creek Ski Holdings, Inc.
Full name of Registrant:

Former Name if Applicable:

1000 South Frontage Road West, Suite 100
Address of Principal Executive Office (Street and Number):

Vail, Colorado 81657
City, State and Zip Code:

Part II-Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense:
☒	(b)	The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

Booth Creek Ski Holdings, Inc. (the “Company”) did not satisfy the minimum consolidated resort EBITDA and consolidated EBITDA to consolidated debt service covenants under its Amended and Restated Credit Agreement (as amended, the “Senior Credit Facility”) for the four quarter period ended January 28, 2005. Additionally, the Company did not satisfy the Designated Cleanup Period (as defined in the Senior Credit Facility) for 2005, which requires that the Company not have any borrowings under the revolving credit arrangement under the Senior Credit Facility for a period of 30 consecutive days commencing sometime between January 15 and February 28 of each year.

The outstanding balances as of January 28, 2005 under the revolving credit arrangement and term facility under the Senior Credit Facility were $5,600,000 and $24,583,000, respectively.

The Company is in the process of obtaining a waiver from the agent and sole lender under the Senior Credit Facility to cure the breach of the aforementioned compliance matters. The Company anticipates receipt of the requisite waiver and filing of its Quarterly Report on Form 10-Q for the period ended January 28, 2005 on or before March 21, 2005, and will include a description of the material terms of such waiver in the filed Form 10-Q.

Part IV-Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Brian J. Pope	530	550-5103
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed: ☒ Yes ☐ No

If the answer is no, identify report(s)

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s total revenue for the three months ended January 28, 2005 was $42,777,000, a decline of $13,036,000, or 23%, from the total revenue earned by the Company for the three months ended January 30, 2004.

For the three months ended January 28, 2005, the Company’s revenues from resort operations were $42,777,000, a decline of $4,538,000, or 10%, from the revenues earned from resort operations for the three months ended January 30, 2004. The decline in resort operations revenues was principally due to extraordinarily difficult weather and operating conditions at the Company’s Summit resort in Washington. The Pacific Northwest region has experienced one of the lowest snowfall seasons on record. The Summit resort operated on a limited basis during the three months ended January 28, 2005.

There were no real estate sales during the three months ended January 28, 2005. Revenues from real estate operations for the three months ended January 30, 2004 were $8,498,000, which was due to (i) the close of escrow on the final three lots within the Unit 7A single family lot subdivision at the Company’s Northstar resort for an aggregate sales price of $2,798,000, (ii) the transfer and sale of certain development real estate at Northstar, which contributed revenues of $5,610,000 and (iii) the sale of a single family lot at the Company’s Loon Mountain resort for $90,000.

The Company’s net income for the three months ended January 28, 2005 was $1,155,000, a decline of $12,482,000 from the Company’s net income for the corresponding period in 2004, due principally to the changes in revenues described above.

Booth Creek Ski Holdings, Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 14, 2005	By:	/s/ Brian J. Pope
	Name:	Brian J. Pope
	Title:	Vice President of Accounting and Finance

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).